Filed by Micro Focus International plc
Pursuant to Rule 425 under the Securities Act of 1933, as amended
Subject Company: Hewlett Packard Enterprise Company
Commission File No.: 001-37483
Date: September 13, 2016

The following is a statement released by SUSE, a wholly owned subsidiary of Micro Focus International plc on September 13, 2016.

Has HPE bought SUSE? No. But here’s what did happen …

There are a number of articles, blogs and social media posts out with headlines like ‘SUSE’s been bought by HPE.’ Clearly, this is based on a misunderstanding of what was announced(1) last week but once a meme is out there, others often follow and echo without checking out the source information carefully.

So, lets clear things up by calling out some of the facts:

What happened?

SUSE’s parent company Micro Focus announced its intent to merge with HPE’s Software Business Segment, a newly formed company holding HPE’s IT Management, Enterprise Security, Information Management & Governance, and Big Data Analytics software assets. This transaction would be expected to close Q3 2017 pending clearances and approvals.

If you read HPE’s news release(2) you’ll see that after the proposed transaction, HPE shareholders would own 50.1% of the future Micro Focus shares.

HPE, the company, would have no ownership in Micro Focus, would not control Micro Focus and would receive no ongoing revenue or profits from Micro Focus as a result of the merger of Micro Focus and HPE’s software business.

The combined company would continue to be led by Kevin Loosemore, executive chairman of Micro Focus, and Mike Phillips as CFO.

And for SUSE?

HPE would not be acquiring Micro Focus or SUSE with this proposed transaction. SUSE ownership would be unchanged. SUSE would remain a business within the Micro Focus company and Micro Focus will remain independent of HPE. SUSE would not be owned in any way or controlled by HPE.

SUSE will obviously be a key part of that new, larger organization, as it is today a key part of Micro Focus. So no change there, either. And the SUSE leadership team, business strategy and goals all remain unchanged and completely focused on continuing to deliver and support the enterprise-grade open source solutions.

The SUSE and HPE Partnership

As part of the transaction, Micro Focus and HPE intend to enter into a commercial partnership naming SUSE as HPE’s preferred Linux partner as well as exploring additional collaboration leveraging SUSE’s OpenStack expertise for joint innovation around HPE’s Helion OpenStack and Stackato Platform-as-a-Service solutions. SUSE and HPE are working together to define the specifics of the commercial partnership and expect to reach closure in Q4 CY 2016.

In Conclusion

I hope those key facts help clarify last week’s exciting announcements. We will provide more information over the coming months as we define more precisely what that will mean.

Look for more to be shared at SUSECON, our global end-user conference to be held Nov. 7-11 in Washington, D.C.

If you have any questions, please feel free to write to us at susesmart@suse.com.

(1) https://www.microfocus.com/about/press-room/article/2016/micro-focus-announces-intent-to-merge-with-hewlett-packard-enterprise-software-business-segment

(2) http://investors.hpe.com/~/media/Files/H/HP-Enterprise-IR/documents/2016-earnings-press-release.pdf

No Offer or Solicitation

This communication does not constitute or form part of any offer or invitation to sell or issue, or any solicitation of any offer to purchase or subscribe for, any securities, or any solicitation of any vote or approval. It does not constitute a prospectus or a prospectus "equivalent" document.

Additional Information and Where to Find It

This communication has been prepared and issued by and is the sole responsibility of Micro Focus International PLC (the "Company"). This communication relates to the Company and its conditional agreement to acquire the software business of Hewlett Packard Enterprise Co. (“HPE") to be held by Seattle SpinCo, Inc. ("Seattle"), a wholly owned subsidiary of HPE, constituting a reverse takeover for the purposes of the Listing Rules of the UKLA (the "Acquisition" or the "Transaction").  The Transaction will be submitted to the Company’s shareholders for their consideration and approval. In connection with the Transaction, the Company will file relevant materials with the SEC, including a registration statement on Form F-4 or S-4 containing a prospectus relating to the Company’s American Depositary Shares to be issued in connection with the Transaction, and Seattle will file a registration statement with the SEC.  The Company will mail the prospectus contained in the Form F-4 or S-4 to HPE’s stockholders. This communication is not a substitute for the registration statements or other document(s) that the Company and/or Seattle may file with the SEC in connection with the Transaction. INVESTORS ARE URGED TO READ THE REGISTRATION STATEMENTS AND OTHER DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PARTIES, AND THE TRANSACTION. Shareholders will be able to obtain copies of these documents (when they are available) and other documents filed with the SEC with respect to the Company free of charge from the SEC’s website at www.sec.gov. These documents (when they are available) can also be obtained free of charge from the Company upon written request to the Company’s investor relations department or HPE’s investor relations department.

Caution Concerning Forward-Looking Statements

This communication may contain certain statements about the Company, HPE and Seattle that are “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. The forward-looking statements contained in this communication may include statements about the expected effects on the Company, HPE and Seattle of the Transaction, the anticipated timing and benefits of the Transaction, the Company’s and Seattle’s anticipated standalone or combined financial results and all other statements in this document other than historical facts. Without limitation, any statements preceded or followed by or that include the words “targets”, “plans”, “believes”, “expects”, “intends”, “will”, “likely”, “may”, “anticipates”, “estimates”, “projects”, “should”, “would”, “expect”, “positioned”, “strategy”, “future” or words, phrases or terms of similar substance or the negative thereof, are forward-looking statements. These statements are based on the current expectations of the management of the Company, HPE or Seattle (as the case may be) and are subject to uncertainty and changes in circumstances and involve risks and uncertainties that could cause actual results to differ materially from those expressed or implied in such forward-looking statements. Forward-looking statements contained in this communication based on past trends or activities should not be taken as a representation that such trends or activities will necessarily continue in the future.  In addition, these statements are based on a number of assumptions that are subject to change. Such risks, uncertainties and assumptions include: the satisfaction of the conditions to the Transaction and other risks related to the completion of the Transaction and actions related thereto; the Company’s and HPE’s ability to complete the Transaction on anticipated terms and schedule, including the ability to obtain shareholder or regulatory approvals of the Transaction; risks relating to any unforeseen liabilities of the Company or Seattle; future capital expenditures, expenses, revenues, earnings, synergies, economic performance, indebtedness, financial condition, losses and future prospects of the Company, Seattle and the resulting combined company; business and management strategies and the expansion and growth of the operations of the Company, Seattle and the resulting combined company; the ability to successfully combine the business of the Company and Seattle and to realise expected operational improvement from the Transaction; the effects of government regulation on the businesses of the Company, Seattle or the combined company; the risk that disruptions from the Transaction will impact the Company’s or Seattle’s business; and the Company’s, Seattle’s or HPE’s plans, objectives, expectations and intentions generally. Forward-looking statements included herein are made as of the date hereof, and none of the Company, Seattle or HPE undertakes any obligation to update publicly such statements to reflect subsequent events or circumstances.

Subject to any requirement under applicable law, the Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Investors should not place undue reliance on forward-looking statements, which speak only as of the date of this communication.

Except as otherwise explicitly stated, neither the content of the Company’s website nor the HPE website, nor any other website accessible via hyperlinks on either such website, is incorporated into, or forms part of, this communication.